UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number: 001-10362
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
MGM MIRAGE

Full Name of Registrant
N/A

Former Name if Applicable

3600 Las Vegas Blvd. South

Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89109

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra sheets if needed.)
     The principal reason for the Registrant’s inability to file at this time is that the Registrant is still in the process of assessing its financial position and liquidity needs in light of a) recent and ongoing economic conditions which have negatively impacted the Registrant’s operating results, and b) instability in the capital markets; therefore, the Registrant is unable to finalize its financial statements, including the notes thereto, at this time. One of the factors being assessed is the potential impact of the Registrant’s recent decision, as reported on Form 8-K filed on February 27, 2009, to borrow $842 million, the total amount of unused borrowing capacity available under its senior credit facility (after taking into account outstanding letters of credit totaling $93 million).
     In addition, while the Registrant was in compliance with its financial covenants under its senior credit facility at December 31, 2008, if the recent adverse conditions in the economy in general — and the gaming industry in particular — continue, the Registrant believes that it will not be in compliance with those financial covenants during 2009. Such noncompliance would constitute an event of default under the senior credit facility. The Registrant has commenced discussions with the Administrative Agent of its senior credit facility in order to obtain a) a waiver for any instances of noncompliance, or b) an amendment to the senior credit facility to modify such covenants; however, the Registrant can provide no assurances that such waiver or amendment can be obtained, or that the terms under which such waiver or amendment can be obtained would be satisfactory to the Registrant. No conclusion with respect to such discussions has been reached as of the date of this filing. If the Registrant is unable to negotiate such a waiver or amendment, a majority of the lenders under the senior credit facility could accelerate repayment of borrowings under the senior credit facility and, under certain circumstances, cross defaults could be triggered under the Registrant’s other debt instruments.
     To ensure a thorough and up-to-date discussion of its financial position and liquidity needs, the Registrant expects to include additional information about its liquidity and financial position in its Form 10-K, including a detailed discussion of the impact of the matters described above.
     Because the assessment of its financial position and liquidity is ongoing, the Registrant is unable to complete its Form 10-K in a timely manner without unreasonable effort or expense. The Registrant plans to file its Form 10-K by March 17, 2009, as prescribed in Rule 12b-25.
     As a result of the potential noncompliance with the financial covenants under the senior credit facility described above, and the uncertainty of whether a waiver or amendment can be obtained on terms satisfactory to the Registrant, the Registrant notes that it is likely that the report of its independent registered public accounting firm on the Registrant’s consolidated financial statements for the year ended December 31, 2008 will contain an explanatory paragraph with respect to the Registrant’s ability to continue as a going concern.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Daniel J. D’Arrigo Executive Vice President and Chief Financial Officer	(702)	693-8895
(Name) (Title)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No* ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

•	The Registrant anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2008 will be significantly different from those for the year ended December 31, 2007.

Significant impacts on 2007:
1) A pre-tax gain of $1.03 billion recognized in 2007 from the contribution of CityCenter to a joint venture owned equally by the Registrant and a wholly-owned subsidiary of Dubai World; 2) pre-tax income of $284 million recognized in 2007 for insurance recoveries related to Hurricane Katrina; 3) pre-tax income of $93 million recognized in 2007 for the Registrant’s share of profits from the sale of condominium units at The Signature at MGM Grand.

Significant impacts on 2008:
1) A non-cash impairment charge for goodwill and other indefinite-lived intangible assets of $1.18 billion (pre-tax) recognized in 2008 (as reported by the Registrant on Form 8-K on January 7, 2009); 2) a pre-tax gain of $87 million from the repurchase of long-term debt; and 3) a decline in profitability in the Registrant’s core operations in 2008.
MGM MIRAGE
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 3, 2009

MGM MIRAGE	/s/ Daniel J. D’Arrigo

Daniel J. D’Arrigo
Executive Vice President and Chief Financial Officer